Exhibit 99.5

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Reports Financial and Operational Results for Q2 2026,
Highlighted by Significant Initial Progress from Construction Activities at the Phoenix In-Situ Recovery (‘ISR’) Uranium Mine

Toronto, ON – August 12, 2026. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) today filed its Condensed Consolidated Financial Statements and Management’s Discussion & Analysis (“MD&A”) for the three and six months ended June 30, 2026. Both documents will be available on the Company’s website (at www.denisonmines.com), SEDAR+ (at www.sedarplus.ca) and EDGAR (at www.sec.gov/edgar). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in Canadian dollars unless otherwise stated.

David Cates, President and CEO of Denison commented, “Since the commencement of on-site activity at Phoenix in March 2026, we have advanced critical site preparation activities, including completion of over 20% of the total project site civil work and nearly 100% of the civil subgrade work needed for the process plant and wellfield areas, plus the installation of construction management and temporary camp facilities.

Critical first-year construction milestones are on track, including pouring of the concrete foundations for the process plant and main power transformer, commencement of installation of the freeze wall, installation of on-site power distribution, and establishment of the airstrip.

This quarter’s financial results highlight the successful execution of our multi-year project financing strategy to monetize the 2.5 million pounds U3O8 of physical uranium acquired in 2021. These holdings were acquired at an average cost of $36.67 (US$29.66) per pound U3O8 and we have been judiciously selling into a market of strengthening uranium prices. In Q2, we sold 750,000 pounds U3O8 for an average realized price of $122.16 (US$89.17) per pound U3O8, which generated over $90 million in proceeds and a $64 million (233%) realized gain compared to the original purchase price. Importantly, these transactions provide meaningful funding for Phoenix without dilution to our shareholders.

Denison is now fully engaged in a critical and exciting phase of growth. With significant construction progress being made daily at Phoenix, the Company having an active presence in the global uranium marketplace, and our continued investment in future growth through exploration and project development, we are well positioned to offer shareholders unique exposure to the uranium market at a time of growing recognition that the sector’s fundamentals are robust and likely to continue improving.”

Highlights

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Completion of Site Preparation Activities and Commencement of Full-Scale Construction at Phoenix

Since the commencement of site preparation and early works in March 2026, significant progress has been made by Denison and its construction partners to complete several critical site preparation activities – including substantial completion of site clearing activities, advancement of schedule-sensitive site civil works, and the establishment of construction management facilities. Preparation activities also involved the installation and commissioning of temporary construction camp facilities, which significantly increases the accommodation capacity of the Wheeler River property to nearly 400 people and allows a ramp-up in the on-site workforce.

Construction activity is expected to accelerate through the remainder of the summer months with the commencement of a second shift, which means seasonally sensitive civil and other construction work can continue virtually 24-hours a day in support of the completion of our key first-year construction milestones – including concrete pours of the foundations for the process plant and main power transformer, installation of the freeze wall, as well as earth works for the airstrip, and on-site power distribution.

By the end of July, over 20% of overall site civil work is estimated to be completed, including achievement of near 100% completion of civil subgrade work for the process plant and wellfield areas. Aggregate production required for various site civil purposes continues at a nearby quarry, and the concrete batch plant has been mobilized to site. Taken together, schedule-critical concrete-related activities for the main process plant and substation foundations are on-track for commencement in August. Additionally, installation of the freeze wall for Phase 1 of the mine has been initiated.

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Uranium Sales Generate $92 million in Gross Proceeds and Crystalize 233% Gain from Acquisition Cost

In 2021, the Company acquired 2,500,000 pounds of U3O8 at a weighted average cost of $36.67 (US$29.66) per pound U3O8 to be held as a long-term investment to strengthen the Company’s balance sheet and support the future financing of the Wheeler River project. Consistent with this strategy, during the second quarter, Denison sold 750,000 pounds U3O8 at an average realized price of $122.16 (US$89.17) per pound U3O8 to generate $91.6 million (US$66.9 million) in gross proceeds – representing a gain of $64.1 million (or 233%) from the original purchase price.

As of June 30, 2026, the Company held 950,000 pounds U3O8 in investments in physical uranium and 145,926 pounds U3O8 of uranium concentrates inventory from its share of McClean Lake production, for total uranium holdings of approximately 1.1 million pounds U3O8.

Consistent with the construction financing needs for Phoenix, a total of 600,000 pounds U3O8 are committed for deliveries between the third quarter of 2026 and the second quarter of 2027. Of these committed quantities, the sales price has been fixed for 350,000 pounds U3O8 with future gross proceeds expected to be US$33.3 million (average price of US$95.17/lb U3O8). The remaining 250,000 pounds U3O8 of committed near-term sales are subject to market-related pricing to be fixed in reference to the time of delivery. Approximately 500,000 pounds U3O8 in physical holdings and inventories remain uncommitted.

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Active Winter Exploration Season Wraps up with Several Positive Results

Winter exploration activities across Denison’s extensive exploration project portfolio wrapped up during the second quarter. During the six months ending June 30, 2026, exploration work was completed on a total of 18 Denison and partner-operated properties. Over 50,000 metres of diamond drilling was completed in 140 drill holes across 10 properties, and geophysical surveys were conducted on 14 properties.

Notable uranium mineralization was reported from the Phoenix North target area on the Wheeler River property, as well as the Orano Canada Inc. (“Orano Canada”) operated McClean Lake, Waterfound and Wolly properties, plus the Murphy Lake North and Darby properties operated by Cosa Resources (“Cosa”), and the Hatchet Lake property operated by Foremost Clean Energy (“Foremost”).

With an extensive portfolio of 100%-owned and joint venture exploration properties, covering over 450,000 hectares, Denison has been one of the most active explorers in the Athabasca Basin region, while only having to fund approximately $10 million in exploration expenditures during the first half of 2026.

About Denison
Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix FS was completed for the Phoenix ISR mining operation, and an update to the 2018 Pre-Feasibility Study (“2018 PFS”) was completed for the Gryphon deposit as a conventional underground mining operation (the “Gryphon Update”). Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world.

Permitting efforts for Phoenix commenced in 2019 and the required permits have been obtained to commence construction – including the July 2025 approval of the project’s EA by the Province of Saskatchewan and the February 2026 federal approval of the EA and issuance of the Construction Licence.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which restarted mining with SABRE in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Main and Midwest A deposits held by the Midwest Joint Venture (“MWJV”), and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property (“Waterbury”). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~457,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds further interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

Technical Disclosure and Qualified Person

The technical information contained in this press release has been reviewed and approved by Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, who is a Qualified Persons in accordance with the requirements of NI 43-101.

For more information, please contact
David Cates                                             (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith                                             (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter                         @DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations, and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this press release contains forward-looking information pertaining to the following: Denison’s outlook, plans and objectives with respect to Phoenix construction and the Company’s other exploration, development and expansion programs, plans and objectives; expectations regarding uranium mining on the McClean Lake property; Denison’s land position; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; Denison’s plans with respect to its commercial activities, including its physical uranium holdings and other uranium sales transactions and the expected benefits thereof. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the Phoenix FS, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue work at Wheeler River or other projects if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by regulatory restrictions or requirements.

Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate, and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed under the heading ‘Risk Factors’ in this MD&A. These factors are not, and should not be construed as being, exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.